Exhibit 99.1

COMAMTECH INC.

COMAMTECH AND DECISIONPOINT ENTER INTO THIRD AMENDMENT TO THE
ARRANGEMENT AGREEMENT

Montreal, Québec, April 11, 2011 – Comamtech Inc. (“Comamtech”) (OTCBB: COMT) and DecisionPoint Systems, Inc. (OTCBB: DNPI (“DNPI”) have agreed to amend the arrangement agreement (the “Arrangement Agreement”) entered into between Comamtech, 2259736 Ontario Inc. (“MergerCo”) and DecisionPoint, whereby Comamtech will acquire, through its wholly-owned subsidiary MergerCo, all of the issued and outstanding securities of DecisionPoint pursuant to a reverse takeover transaction under a plan of arrangement (“Plan of Arrangement”). The Arrangement Agreement was previously amended on December 23, 2010 (“Amendment No. 1”) and again on March 22, 2011 (“Amendment No. 2”).

This third amendment to the Arrangement Agreement (“Amendment No. 3”) consists of changes to the mechanics of the Plan of Arrangement which were suggested to ensure an efficient amalgamation of the parties.  Furthermore, the “Outside Date” (as defined in the Arrangement Agreement) has been amended from May 31, 2011 to June 15, 2011, or as may otherwise be mutually agreed to by the parties or as required as a result of regulatory reviews.

A new management information circular relating to the Plan of Arrangement and Arrangement Agreement as amended, will also be circulated shortly to Comamtech’s shareholders.

Copies of the Arrangement Agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3, are available under Comamtech’s profile on SEDAR at www.sedar.com.

About Comamtech Inc.

Comamtech Inc. (OTCBB: COMT) is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

About DecisionPoint Systems, Inc.

DecisionPoint Systems, Inc. (OTCBB: DNPI) delivers improved productivity and operational advantages to its clients by helping them move their business decision points closer to their customers. They do this by making enterprise software applications accessible to the front-line worker anytime, anywhere. DecisionPoint utilizes all the latest wireless, mobility, and RFID technologies. For more information on DecisionPoint Systems visit http://www.decisionpt.com/news.php.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: mferland@comamtech.com